June 14, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

USA

Attention:	Jeff Gordon
Claire Erlanger
Eranga Dias
Asia Timmons-Pierce

Re:	LQR House Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted April 18, 2023 CIK No. 0001843165

Ladies and Gentlemen:

We hereby submit the responses of LQR House Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated May 3, 2023, providing the Staff’s comments with respect to the Company’s amended Draft Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Draft Registration Statement on Form S-1 Filed April 18, 2023

Risk Factors, page 10

1.	We note your response to prior comment 18. Please address any risks related to your agreements and/or transactions with Dollinger Innovations Inc., Dollinger Holdings LLC, and your Chief Executive Officer.

Response: We respectfully note that there are no material risks related to any agreements and/or past transactions with Dollinger Innovations Inc., Dollinger Holdings LLC, and our Chief Executive Officer.

Nauth LPC ● www.nauth.com ● T 416.477.6031 ● F 416.477.6032

217 Queen Street West - Suite 401, Toronto, Ontario, M5V 0R2

U.S. Securities and Exchange Commission June 14, 2023 Page 2

Summary Compensation Table, page 59

2.	Please revise to include appropriate footnote disclosure. Refer to Item 402(n) of Regulation S-K.

Response: We have revised the “Executive Compensation” section of the Registration Statement to include appropriate footnote disclosure.

* * * * *

The Company hereby advises, or acknowledges to, Staff that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (416) 477-6031. You also may contact the undersigned by email at dnauth@nauth.com or by fax at (416) 477-6032.

Yours truly,

/s/ Daniel D. Nauth
Daniel D. Nauth

cc:	Sean Dollinger, Chief Executive Officer LQR House Inc.